INVESTMENT MANAGEMENT

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(m)(1)(i)

May 1, 2022

Voya Variable Products Trust

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, Arizona 85258

Re:	Reduction in Fee Payable under Fifth Amended and Restated Shareholder Services Plan for the Class S Shares

Ladies and Gentlemen:

By this letter dated May 1, 2022, we have agreed to waive a portion of the shareholder services fee payable to us under the Fifth Amended and Restated Shareholder Services Plan for Class S shares (the "Plan") of Voya MidCap Opportunities Portfolio (the "Portfolio"), a series of Voya Variable Products Trust ("VVPT"), in an amount equal to 0.05% per annum on the average daily net assets attributable to Class S shares of the Portfolio, as if the shareholder services fee specified in the Plan were 0.20%. By this letter, we agree to waive this amount for the period from May 1, 2022 through May 1, 2023.

With respect to the Portfolio, this waiver is solely applicable in connection with the maximum operating expense limitation for Class S shares of the Portfolio, as set forth in the Expense Limitation Agreement between Voya Investments, LLC and VVPT dated January 1, 2016 and not during such time as the side letter agreement dated May 2, 2010, as amended or renewed, setting forth an expense limitation with respect to Class S shares remains in effect.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of VVPT.

REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK

May 1, 2022

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Very sincerely,

By: /s/ Andrew K. Schlueter__________

Name: Andrew K. Schlueter

Title: Vice President

Voya Investments Distributor, LLC

ACCEPTED AND AGREED TO: Voya Variable Products Trust

(on behalf of Voya MidCap Opportunities Portfolio)

By:	/s/ Kimberly A. Anderson	____
Name:	Kimberly A. Anderson
Title:	Senior Vice President, Duly Authorized